March 31, 2020

VIA EDGAR AND FASCIMILE

Attention: Geoff Kruczek; Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Industrial Technical Holdings Corporation

Registration Statement on Form F-1 (Registration No. 333-233613)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Industrial Technical Holdings Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 5:30 p.m., Eastern Daylight Time on March 31, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Befumo & Schaeffer, PLLC.

The Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INDUSTRIAL TECHNICAL HOLDINGS CORPORATION

By:	/s/ Andreas Spiegler
Name	Andreas Spiegler
Title	Chief Executive Officer and Director